Vanessa J. Schoenthaler Direct:(212) 980-7208 vanessa.schoenthaler@saul.com www.saul.com

February 6, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Belpointe PREP, LLC Amendment No. 3 to Draft Registration Statement on Form S-11 Submitted on January 10, 2023 CIK No. 0001807046

Dear Mr. Regan and Ms. Lippmann:

On behalf of Belpointe PREP, LLC (the “Company”), we are submitting this letter in response to a letter dated January 26, 2023 from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended draft registration statement on Form S-11, confidentially submitted to the Commission on January 10, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is confidentially submitting, via EDGAR, Amendment No. 3 to the Draft Registration Statement revised in response to the Staff’s comments (the “Revised Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are presented in bold italics. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Revised Registration Statement.

Amended Draft Registration Statement on Form S-11

General

1.	We note your revised disclosure in response to prior comment 1 that you are offering up to $750,000,000 of our Class A units on a continuous “best efforts” basis in privately negotiated transactions or transactions that are deemed to be “at-the-market-offerings.” It is unclear from your references to privately negotiated transactions whether you are attempting to conduct a private placement of certain securities, or whether you intend to offer those securities as part of this proposed public offering. Please clarify what you mean by privately negotiated transactions, including, for example, whether this would include negotiating the offering price. We note your disclosure that the price will generally be the lesser of the current NAV and the average of the high and low sales prices of your Class A units on the NYSE during regular trading hours for that investment date. If the NYSE is open for trading on an investment date but no trading in your Class A units occurs on the NYSE for that date, you will determine the price per Class A unit on the basis of market quotations as you deem appropriate. If you intend to offer the securities at a price other than the market price you should clearly provide investors with a particular method or formula for determining the offering price, as required by Item 501(b)(3) of Regulation S-K. It is unclear from your statements that the price will “generally be” and that you “will determine the price as [you] deem appropriate” provides investors with a method or formula for determining the price. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and has amended the disclosure throughout the Revised Registration Statement to remove the reference to “privately negotiated transactions.” The language was intended to indicate that the Company will be offering Class A units directly through subscription as part of the proposed public offering, as well as through dealer managers participating in the Company’s offering, and not to indicate that the Company intends to conduct a private placement of certain securities or to negotiate the offering price. The Company has also amended the language throughout the Revised Registration Statement to clarify that the purchase price for its Class A units will be the lesser of (i) the current NAV, and (ii) the average of the high and low sale prices of its Class A units on the NYSE American during regular trading hours on the last trading day immediately preceding the investment date on which the NYSE American was open for trading and trading in its Class A units occurred.

1270 Avenue of the Americas♦ Suite 2005 ♦ New York, New York 10020 Phone: (212) 980-7200 ♦ Fax: (212) 980-7209
DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC

A DELAWARE LIMITED LIABILITY PARTNERSHIP

February 6, 2023

2.	We note your disclosure that securities may be purchased through a broker-dealer that is a selling group member or through any other offering participants. It appears these other offering participants would be underwriters in this offering. Please provide the disclosure required by Item 508 of Regulation S-K or advise. Also, clarify the price at which these offering participants would be offering the securities.

The Company respectfully acknowledges the Staff’s comment and has amended the disclosure throughout the Revised Registration Statement to remove the reference to “offering participants” and to clarify that the Company will file a separate prospectus amendment or supplement, to the extent required by appliable law, naming any additional Dealer Managers or other agents designated by the Company in the offering and setting forth the terms of any agreements with, and discounts, commissions or concessions allowed or reallowed or payable by the Company to, such additional Dealer Managers or agents. The Company has also amended the language throughout the Revised Registration Statement to clarify that the purchase price for its Class A units will be the lesser of (i) the current NAV, and (ii) the average of the high and low sale prices of its Class A units on the NYSE American during regular trading hours on the last trading day immediately preceding the investment date on which the NYSE American was open for trading and trading in its Class A units occurred.

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Very truly yours,

/s/ Vanessa J. Schoenthaler
Vanessa J. Schoenthaler

cc: Brandon E. Lacoff, CEO, Belpointe PREP, LLC